Exhibit 99.1

Press Release

Eltek Reports 2021 Third Quarter Financial Results

•	Revenues of $8.0 million in the third quarter of 2021 compared to $9.3 million in the third quarter of 2020
•	Net loss of $26,000 in the third quarter of 2021 compared to net profit of $598,000 in the third quarter of 2020
•	EBITDA of $553,000 in the third quarter of 2021 compared to EBITDA of $1.0 million in the third quarter of 2020
•	Cash and cash equivalents as of September 30, 2021 were $8.9 million

PETACH-TIKVA, Israel, November 17, 2021 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the quarter ended September 30, 2021.

Mr. Eli Yaffe, Chief Executive Officer, commented: "Our third quarter results reflect a reduction in working days during this quarter, compared to the number of working days in the third quarter of 2020. In addition, we incurred higher expenses due to the strength of the New Israeli Shekel ("NIS") compared to the US$ during the third quarter."

“We are conducting several R&D programs in order to keep our position as an innovative industry leader. In addition, we invested $1.4 million in new equipment during the first nine months of 2021. We continue to invest in new advanced manufacturing equipment that will strengthen our manufacturing capabilities and increase our competitiveness by implementing improved production processes and adoption of Industry 4.0 technologies," added Mr. Yaffe.

"Eltek has an improved balance sheet and cash flow, with a positive working capital of $12.5 million as of September 30, 2021 and operating cash flow of $3.4 million in the first nine months of 2021. We are making the necessary operational adjustments to expand our business, improve customer satisfaction, increase revenues and return to the trend of improved operational results,” concluded Mr. Yaffe.

Highlights of the Third Quarter of 2021 compared to the Third Quarter of 2020

•	Revenues for the third quarter of 2021 were $8.0 million compared to revenues of $9.3 million in the third quarter of 2020;

•	Gross profit was $1.4 million (17.5% of revenues) in the third quarter of 2021 compared to $1.8 million (19.7% of revenues) in the third quarter of 2020;

•	Operating profit was $65,000 during the third quarter of 2021 as compared to operating profit of $638,000 in the third quarter of 2020;

•	Net loss was $26,000, or ($0.00) per share in the third quarter of 2021 as compared to net profit of $598,000, or $0.14 per fully diluted share, in the third quarter of 2020;

•	EBITDA was $553,000 in the third quarter of 2021 compared to EBITDA of $1.0 million in the third quarter of 2020;

•	Net cash provided by operating activities amounted to $598,000 in the third quarter of 2021 compared to net cash provided by operating activities of $873,000 in the third quarter of 2020.

•	Cash and cash equivalents as of September 30, 2021 totaled $8.9 million compared to $4.7 million as of December 31, 2020.

Highlights for the First Nine Months of 2021

•	Revenues for the first nine months of 2021 were $24.3 million compared to $27.2 million in the first nine months of 2020;

•	Gross profit was $4.9 million (20.2% of revenues) compared to gross profit of $5.5 million (20.3% of revenues) in the first nine months of 2020;

•	Operating profit was $1.1 million compared to operating profit of $2.1 million in the first nine months of 2020;

•	Net profit was $1.0 million, or $0.17 per fully diluted share compared to net profit of $1.8 million, or $0.42 per fully diluted share in the first nine months of 2020;

•	EBITDA was $2.5 million in the first nine months of 2021, compared to EBITDA of $3.2 million in the first nine months of 2020;

•
Net cash provided by operating activities amounted to $3.4 million in the first nine months of 2021 compared to net cash provided by operating activities of $3.7 million in the first nine months of 2020.

Conference Call
Today, Wednesday, November 17, 2021, at 8:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Alon Mualem, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:         1-888-723-3164
Israel:                       03-9180691
International:          +972-3-9180691

                   At:
                   8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
                   15:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents the Non-GAAP presentation of EBITDA. This non-GAAP measure is not in accordance with, nor is it a substitute for, a GAAP measure. The Company uses EBITDA to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Revenues	7,965	9,256	24,302	27,206
Costs of revenues	(6,570)	(7,433)	(19,397)	(21,679)

Gross profit	1,395	1,823	4,905	5,527

Selling, general and administrative expenses	(1,285)	(1,183)	(3,706)	(3,467)

R&D expenses, net	(45)	(2)	(55)	-
Operating profit	65	638	1,144	2,060

Financial expenses, net	(121)	(19)	(101)	(158)
Other income (expenses), net	44	(10)	41	(10)

Profit before income tax	(12)	609	1,084	1,892

Tax expenses	(14)	(11)	(64)	(50)

Net Profit (loss)	(26)	598	1,020	1,842

Earnings per share

Basic and diluted net profit per ordinary share	(0.00)	0.14	0.17	0.42

Weighted average number of ordinary shares used to compute
basic net profit per ordinary share (in thousands)	5,840	4,380	5,840	4,380

Weighted average number of ordinary shares used to compute
diluted net profit per ordinary share (in thousands)	5,840	4,380	5,871	4,380

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	September 30,	December 31,
	2021	2020
Assets

Current assets
Cash and cash equivalents	8,885	4,735
Receivables: Trade, net of provision for doubtful accounts	6,441	9,062
Other	901	700
Inventories	4,216	3,704
Prepaid expenses	269	619

Total current assets	20,712	18,820

Long term assets
Restricted deposits	218	62
Severance pay fund	64	64
Operating lease right of use assets	8,802	8,948
Total long term assets	9,084	9,074

Fixed assets, less accumulated depreciation	7,414	7,263

Total Assets	37,210	35,157

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	595	676
Accounts payable: Trade	3,523	4,452
Other	3,230	3,831
Short-term operating lease liabilities	852	742

Total current liabilities	8,200	9,701

Long-term liabilities
Long term debt, excluding current maturities	3,965	1,495
Employee severance benefits	332	338
Deferred tax liabilities	107	84
Long-term operating lease liabilities	8,057	8,272

Total long-term liabilities	12,461	10,189

Equity
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 5,840,357	5,296	5,296
Additional paid-in capital	22,846	22,846
Cumulative foreign currency translation adjustments	3,103	3,153
Capital reserve	1,394	1,084
Accumulated deficit	(16,090)	(17,112)
Shareholders' equity	16,549	15,267
Total liabilities and shareholders' equity	37,210	35,157

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

GAAP net Income (loss)	(26)	598	1,020	1,842
Add back items:

Financial expenses, net	121	19	101	158
Income tax expense	14	11	64	50
Depreciation and amortization	444	390	1,330	1,176
Non-GAAP EBITDA	553	1,018	2,515	3,226

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Cash flows from operating activities:

Net Income	(26)	598	1,020	1,842

Adjustments to reconcile net profit to net
cash flows provided by operating activities:
Depreciation and amortization	445	391	1,331	1,177
Capital gain on disposal of fixed assets, net	-	(16)	-	(16)
Stock-based compensation	127	48	310	91
Revaluation of long term loans	-	(2)	-	2
Increase in deferred tax liabilities	6	6	22	18
	578	427	1,663	1,272

Decrease (Increase) in operating lease right-of-use assets	17	(1)	41	(5)
Decrease in trade receivables	1,015	949	2,560	1,098
Decrease (increase) in other receivables and prepaid expenses	48	(1,077)	143	(890)
Decrease (increase) in inventories	(275)	(50)	(525)	198
Increase (decrease) in trade payables	(464)	397	(875)	27
Increase (decrease) in other liabilities and accrued expenses	(300)	(357)	(579)	181
Increase (decrease) in employee severance benefits, net	5	(13)	(5)	27
	46	(152)	760	636

Net cash provided by operating activities	598	873	3,443	3,750

Cash flows from investing activities:
Purchase of fixed assets	(824)	(348)	(1,362)	(802)
Restricted deposits	(2)	(1)	(156)	(58)
Net cash used in investing activities	(826)	(349)	(1,518)	(860)

Cash flows from financing activities:
Short- term bank credit, net	-	(1,163)	(377)	(1,928)
Repayment of short- term shareholder loan	-	-	-	(571)
Repayment of long-term loans from bank	(111)	(37)	(188)	(145)
Proceeds from long-term loans	-	-	3,062	1,141
Repayment of credit from fixed asset payables	-	(87)	(285)	(391)
Net cash used in financing activities	(111)	(1,287)	2,212	(1,894)

Effect of translation adjustments	55	7	13	27

Net increase (decrease) in cash and cash equivalents	(284)	(756)	4,150	1,023

Cash and cash equivalents at beginning of the period	9,169	3,407	4,735	1,628

Cash and cash equivalents at period end	8,885	2,651	8,885	2,651